UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.___)*

Tetraphase Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

88165N204
(CUSIP Number)

Daniel Radden c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	88165N204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,419,507

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,419,507

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,419,507

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	88165N204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,419,507

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,419,507

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,419,507

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	88165N204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,419,507

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,419,507

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,419,507

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	88165N204

Item 1.	Security and Issuer.

The name of the issuer is Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 480 Arsenal Way, Watertown, Massachusetts 02472. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company (“Armistice Capital”); (ii) Armistice Capital Master Fund Ltd., a Cayman Islands corporation (the “Master Fund”); and (iii) Steven Boyd, a United States citizen (“Mr. Boyd”, and collectively with Armistice Capital and the Master Fund, the “Reporting Persons”).

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Master Fund. The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities. The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands. The board of directors of the Master Fund consists of Steven Boyd, Kevin A. Phillip and Gregory S. Bennett.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd’s business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,419,507 Shares beneficially owned by the Reporting Persons came from the working capital of the Master Fund. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On January 22, 2020, the Master Fund entered into a private investment in public equity agreement with the Issuer (the "PIPE Agreement"), pursuant to which the Issuer agreed to issue and sell to the Master Fund (i) 1,270,000 Shares; (ii) pre-funded warrants to purchase 2,063,334 Shares (the “Unregistered Pre-Funded Warrants”); and (iii) unregistered common warrants to purchase 3,333,334 Shares (the “Unregistered Common Warrants”). The Unregistered Pre-Funded Warrants will be exercisable at an exercise price of $0.001 per Share and have no expiration. The Unregistered Common Warrants will be exercisable at an exercise price of $2.87 per share and expire five years from the date of issuance. The Master Fund may not exercise all or any portion of such warrants if, upon giving effect to such exercise the aggregate number of Shares beneficially owned by Master Fund would exceed 9.99% of the outstanding Shares

The total amount paid by the Reporting Persons for the warrants and shares acquired pursuant to the PIPE Agreement is $10,000,002.

Pursuant to the PIPE Agreement, the Issuer also appointed Mr. Boyd and Keith Maher, a Managing Director at Armistice Capital, to its board of directors (the “Board”) effective immediately.

In connection with the PIPE Agreement, the Issuer and the Master Fund also entered into a Registration Rights Agreement dated January 22, 2020 (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to file a registration statement (“Registration Statement”) covering the resale by the Master Fund of the (i) Shares  acquired by the Master Fund pursuant to the PIPE Agreement and (ii) the shares of the Issuer’s common stock issuable upon exercise of the Unregistered Pre-Funded Warrants and the Unregistered Common Warrants pursuant to the PIPE Agreement (the “Unregistered Warrant Shares”) on the later of 30 days following the date of the Registration Rights Agreement or the second trading day following the date the Issuer files its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 with the SEC. The Issuer also agreed to use commercially reasonable efforts to cause such Registration Statement to become effective and to keep such Registration Statement effective until the date the Shares acquired by the Master Fund pursuant to the PIPE Agreement and Unregistered Warrant Shares covered by such Registration Statement have been sold or may be resold pursuant to Rule 144 without restriction.

The foregoing was a summary of certain material terms of the (i) PIPE Agreement; (ii) Form of Unregistered Pre-Funded Warrant; (iii) Form of Unregistered Common Warrant; and (iv) Registration Rights Agreement. The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of the forms of these documents, which have been filed as Exhibit C, D, E and F, respectively, hereto, and are incorporated herein by reference.

The Reporting Persons purchased the Shares for investment in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, reshaping the Issuer's corporate strategy, revitalizing the Issuer’s promising Research and Development pipeline, restructuring the Issuer’s expense base, recommending business development transactions including mergers and acquisitions, proposing changes to management, operations and the structure of the Board (including the composition of the Board), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,419,507 Shares, constituting 19.9% of the Shares, based upon 7,116,163 Shares outstanding as of the date hereof, as adjusted for warrants of the Issuer beneficially owned by the Reporting Persons. Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,419,507 Shares. Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,419,507Shares.

The material terms of the PIPE Agreement are described in Item 4 above and incorporated by reference herein. The other transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. Each reported transaction on Exhibit B was an open-market transaction. There have been no other transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. In addition, prior to entering into the PIPE Agreement, the Master Fund held (i) 1,430,493 pre-funded warrants of the Issuer, subject to a blocker provision that prevents the Master Fund from exercising the warrants if it would be more than a 9.99% beneficial owner of the Shares following such exercise; and (ii) 2,130,493 warrant shares of the Issuer, subject to a blocker provision that prevents the Master Fund from exercising the warrants if it would be more than a 4.99% beneficial owner of the Shares following such exercise.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in this Schedule 13D and/or incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Schedule of Transactions in the Shares

Exhibit C:	Form of PIPE Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on January 23, 2020)

Exhibit D:	Form of Unregistered Pre-Funded Warrant, dated January 22, 2020 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on January 23, 2020)

Exhibit E:	Form of Unregistered Common Warrant, dated January 22, 2020 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the SEC by the Issuer on January 23, 2020)

Exhibit F:	Form of Registration Rights Agreement, dated January 22, 2020 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on January 23, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2020
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated January 23, 2020, relating to the Common Stock, $0.001 par value, of Tetraphase Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

January 23, 2020
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
11/25/19	Sale	39,570	$2.50
11/25/19	Sale	4,045	$2.51
11/25/19	Sale	10,539	$2.45
11/25/19	Sale	3,844	$2.45
11/25/19	Sale	7,457	$2.46
11/26/19	Sale	7,885	$2.43
11/26/19	Sale	2,712	$2.47
11/26/19	Sale	6,374	$2.43
11/26/19	Sale	20,370	$2.40
11/27/19	Sale	6,000	$2.37
11/27/19	Sale	31,559	$2.43
11/27/19	Sale	21,863	$2.52
11/29/19	Sale	8,054	$2.55
11/29/19	Sale	1,099	$2.58
12/2/19	Sale	23,297	$2.63
12/3/19	Sale	11,247	$2.49
12/3/19	Sale	14,870	$2.49
12/4/19	Sale	1,100	$2.49
12/4/19	Sale	1,597	$2.50
12/6/19	Sale	2,854	$2.25
12/9/19	Sale	9,703	$2.23
12/11/19	Sale	297	$2.10
12/11/19	Sale	4,474	$2.10
12/12/19	Sale	4,399	$2.26
12/12/19	Sale	1,127	$2.23
12/12/19	Sale	2,000	$2.25
12/12/19	Sale	2,000	$2.24
12/13/19	Sale	4,000	$2.23
12/19/19	Sale	2,922	$2.08
12/19/19	Purchase	8,922	$2.10
12/19/19	Purchase	2,000	$2.14